The following Trustees of Met Investors Series Trust (the “Trust”) have entered into a Deferred Fee Agreement with the Trust:

Stephen M. Alderman

Jack R. Borsting

Robert Boulware

Susan C. Gause

Nancy Hawthorne

Keith M. Schappert

Linda B. Strumpf

Dawn M. Vroegop

The Deferred Fee Agreement for each of the above-named Trustees differs only as to such Trustee’s beneficiaries, the amount or percentage of such Trustee’s retainer and fees deferred in any given year and the amount of such Trustee’s deferred compensation that is allocated to series of the Trust and Metropolitan Series Fund.